

June 30, 2010

Mr. Barry Lefkowitz
Mack-Cali Realty, LP
343 Thornall Street
Edison, NJ  08837-2206

> **Re:** **Mack-Cali Realty, LP**
> **Form 10-K for the year ended December 31, 2009**
> **File No. 333-57103-01**

Dear Mr. Lefkowitz:

We have reviewed your filing and have the following comments.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response.  If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the fiscal year ended December 31, 2009

Property List, page 18

1. We note your disclosure of land and leasehold interests on your balance sheet.  It appears that some of your properties are located on land that is leased to you.  If so, please identify the listed properties that are held pursuant to a leasehold interest or explain why such information is not material.  If you identify such properties, please confirm that you will also provide such information in future filings.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates, page 46

2. We note that you have recorded impairment losses on rental property of $16.6 million in the fiscal year ended December 31, 2009 and no comparable charges for each of the two

> prior years. Additionally, we note that the charges taken during 2009 related to a single office property in New Jersey. In light of the 9.3 percent decrease in rental rates during 2009 that were incurred when re-leasing space, the risk that leasing pressures will persist such that when properties come off-lease that market rates may continue to be lower, and other effects of the current economic environment, please tell us in greater detail how you determine if events or circumstances have occurred that indicate that there may be an impairment to your properties. In your response, please specifically address how your assumptions for impairment testing may have been adjusted in response to your consideration of the current economic environment and show us the expanded disclosure that you intend to present in future filings.

Financial Statements

4. Investments in Unconsolidated Joint Ventures

Mack-Green-Gale LLC/Gramercy Agreement, page 81

3. We note that as a result of the Gramercy Agreement, a reconsideration event occurred whereas management determined that the Portfolio entities were variable interest entities for which OPLP was not determined to be the primary beneficiary. Please provide a summary of management's analysis supporting their position that these entities were variable interest entities and that OPLP was not the primary beneficiary. Additionally, please tell us how the adoption of FAS 167 affected your analysis, especially in light of the management, leasing, and construction services you perform for the Portfolio Properties.

Signatures

4. In future filings, please identify your principal accounting officer or controller. To the extent that Barry Lefkowitz also serves as your principal accounting officer or controller, please indentify him as serving this role. Please tell us how you intend to comply.

Exhibits

5. We note that you have incorporated by reference the forms of various agreements rather than executed agreements. For example only, please see Exhibits 10.101, 10.129, 10.130, and 10.151 through 10.155. Please tell us why you have not filed executed copies of these agreements to the extent such executed versions continue to be material contracts. Please see Item 601(a)(4) and Instruction 1 to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman, Staff Attorney, at (202) 551-3585 or Duc Dang, Senior Staff Attorney, at (202) 551-3386 with any other questions.

Sincerely,


Kevin Woody
Branch Chief